Modtech Holdings, Inc.

2830 Barrett Avenue

Perris, CA 92751

July 14, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC. 20549-2000

Attn: Ryan Rohan

Re:	Modtech Holdings, Inc.

Form 8-K Item 4.01 filed April 15, 2005

Form 8-K/A Item 4.01 filed June 28, 2005

File # 000-25161

Ladies and Gentlemen:

The following response addresses the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff letter dated July 11, 2005 regarding the above-referenced Form 8-K filings of Modtech Holdings, Inc. (the “Company”). References to “comment” below correspond to the paragraph numbers of the staff’s letter.

Comments 1 & 2. The above-referenced Form 8-K filings do not indicate whether the audit committee of the board of directors recommended or approved the decision to change accountants because the Company did not make such a decision. The auditors advised the Company that they were resigning. The Form 8-K filed by the Company on May 5, 2005 reporting the engagement of Peterson & Company as the Company’s new auditors does state that the Audit Committee approved the decision to hire Peterson & Company.

Comment 3. In connection with the July 8, 2005 response on behalf of the Company to the Commission’s staff comment letter dated April 18, 2005 and in connection with this response to the Commission’s staff comment letter dated July 11, 2005, the Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Buckley
David Buckley
Chief Executive Officer